Exhibit 23(j)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

As independent registered public accountants, we hereby consent to the use of our report incorporated by reference herein dated February 23, 2010, on the financial statements of The Flex-funds, comprising The Muirfield Fund, The Dynamic Growth Fund, The Aggressive Growth Fund, The Defensive Balanced Fund, The Strategic Growth Fund, The Quantex Fund, The Total Return Utilities Fund, The U.S. Government Bond Fund, and The Money Market Fund, as of December 31, 2009, and for the periods indicated therein and to the references to our firm in the Prospectus and the Statements of Additional Information in this Post-Effective Amendment to The Flex-funds’ Registration Statement on Form N-1A.

/s/  Cohen Fund Audit Services, Ltd.
Cohen Fund Audit Services, Ltd.
Westlake, Ohio
April 29, 2010